SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20F  ☒             Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc

(“Prudential” or “the Company”)

5 April 2013

Share Pledge and charitable gift of shares by a Director

Prudential has been notified today that Rob Devey entered into an agreement on 4 April 2013 whereby security over 154,746 Prudential ordinary shares held by his wife Harriet Varley, a connected person, was granted in favour of Bank of Scotland plc as security against a personal loan (the ‘Agreement’). Under the terms of the Agreement, title to the pledged shares could be transferred to, sold or otherwise dealt with by Bank of Scotland plc following the occurrence of a failure to pay any amount due and payable under the personal loan.

In addition Mr Devey has advised that he has made a gift of 5,000 Prudential ordinary shares owned beneficially, for charitable purposes, at a price of £10.55 per share to the charity with a total value of £52,750.

Following the gift Mr Devey has a beneficial interest in 405,086 Prudential ordinary shares representing approximately 0.02% of the issued share capital.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Jennie Webb, Share Plans Advisor, 020 7548 2027

Stefan Bort, Assistant Group Secretary, 020 7548 2115